Filed by Micro Linear Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Micro Linear Corporation

Commission File No.: 000-24758

Micro Linear Investor Contact:

Jim Mathias

Shelton Group Investor Relations

jmathias@sheltongroup.com

972-239-5119 x 115

Glass Lewis Joins ISS in Recommending

Micro Linear Stockholders Vote “FOR” Sirenza Merger

SAN JOSE, CA.–October 11, 2006–Micro Linear Corporation (NASDAQ:MLIN) today announced that Glass Lewis & Co., a leading U.S. independent proxy advisory firm, has recommended that stockholders of Micro Linear vote in favor of Micro Linear’s proposed merger with Sirenza Microdevices, Inc. (NASDAQ:SMDI). A special meeting of Micro Linear’s stockholders to vote on the merger is scheduled for October 20, 2006 at 10:00 a.m. PT.

As the Company previously announced on October 9, 2006, Institutional Shareholder Services (ISS) has also recommended that Micro Linear stockholders support the proposed merger.

Glass Lewis and ISS are widely recognized as the nation’s two leading independent proxy advisory firms. Their analyses and recommendations are relied upon by major institutional investment firms, mutual funds and fiduciaries throughout the United States.

In recommending that Micro Linear stockholders vote FOR the merger with Sirenza, in its October 10, 2006 report Glass Lewis stated, “based on the rigorous sales process and the unanimous support of the board, we believe the proposed transaction is in the interest of shareholders. Accordingly, we recommend that shareholders vote FOR the proposal.”

Micro Linear Corporation

Micro Linear Corporation is a fabless semiconductor company specializing in wireless integrated circuit solutions, which enable a variety of wireless products serving a global market. These transceivers can be used in many streaming wireless applications such as cordless phones, PHS handsets, wireless speakers and headphones, security cameras, game controllers, cordless headsets and other personal electronic appliances. Headquartered in San Jose, California, Micro Linear’s products are available through its authorized representatives and distributors worldwide. For more information, please visit www.microlinear.com

Safe Harbor for Forward-Looking Statements

This news release contains forward-looking statements regarding future events or results, including any statements regarding Micro Linear’s expectations as to the closing of the acquisition and the effects of the acquisition on Micro Linear or its stockholders, or regarding the future prospects of the combined company. Micro Linear cautions readers that such statements are, in fact, predictions that are subject to risks and uncertainties, and that actual events or results may differ materially. Factors that could cause actual events or results to differ materially include, but are not limited to: the failure of any of the conditions to closing in the merger agreement to be satisfied, unforeseen difficulties in combining and integrating the operations of the two companies, the reactions of either company’s stockholders, customers, vendors or competitors, or the risk factors included in Micro Linear’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in August 2006 and the Registration Statement on Form S-4 filed by Sirenza with the Securities and Exchange Commission in September 2006, as amended. Micro Linear expressly disclaims any current intention to update its forward-looking statements, and the estimates and assumptions associated with them, at any time or for any reason.

Additional Information and Where to Find It

This press release is not a proxy statement or a prospectus for the proposed transaction. Sirenza has filed a registration statement on Form S-4 (Registration No. 333-137086) in connection with Sirenza’s proposed acquisition of Micro Linear, which includes Micro Linear’s proxy statement and Sirenza’s prospectus for the proposed transaction. Investors are urged to read the proxy statement/prospectus, which contains important information about the proposed transaction. The proxy statement/prospectus and other documents which are filed by Sirenza or Micro Linear with the Securities and Exchange Commission (the “SEC”) are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made by Sirenza to Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, CO 80021, Attention: Investor Relations or by directing a request when such a filing is made by Micro Linear to Micro Linear Corporation, 2050 Concourse Drive, San Jose, CA 95131, Attention: Investor Relations.

Micro Linear, its directors and certain of its executive officers, as well as Sirenza, its directors and certain of its executive officers, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Micro Linear and their respective interests in the proposed transaction is set forth in the proxy statement/prospectus that Sirenza and Micro Linear have filed with the SEC in connection with the proposed transaction. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus.